Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of (i) the common stock, $0.001 par value per share ( “Common Stock”), of Filana Therapeutics, Inc. (the “Company”) and (ii) the warrants, each whole warrant exercisable for shares of Common Stock (“Warrants”), of the Company, each of which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

General

The following summary of the material features of our Common Stock and certain provisions of Delaware law do not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, our bylaws, the Delaware General Corporation Law (“DGCL”) and other applicable law. For additional detail about our capital stock, please refer to our amended and restated certificate of incorporation and bylaws, each as amended, copies of which are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023.

As of the date of this Exhibit to the Form 10-K, our authorized capital stock consists of 130,000,000 shares. The Company is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock which this Company is authorized to issue is 120,000,000, with a par value of $0.001, and the total number of shares of Preferred Stock which we is authorized to issue is 10,000,000, with a par value of $0.001. As of December 31, 2023, there were 42,236,919 shares of Common Stock issued and outstanding. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SAVA.”

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Voting Right

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividends

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. However, the Company is not currently paying any dividends.

No Preemptive or Similar Rights

The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Limitation on Rights of Holders of Common Stock – Preferred Stock

We currently have no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the Common Stock.

The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of Common Stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock.

Certain Anti-Takeover Matters

Our amended and restated certificate of incorporation requires that certain amendments of the amended and restated certificate of incorporation and certain amendments by the stockholders of our bylaws require the approval of at least 66 2/3% of the voting power of all outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could delay changes in our management.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Our bylaws provide that only our board of directors, the chairman of the board, the president or the chief executive officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Director Classification

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our amended and restated certificate of incorporation provides that directors may be removed with cause by the affirmative vote of the holders of the outstanding shares of Common Stock.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Company or any subsidiary of the Company will not be held personally liable to the Company or its stockholders and will otherwise be indemnified by the Company for monetary damages for breach of fiduciary duty as a director of the Company, any predecessor of the Company or any subsidiary of the Company.

The Company, under the amended and restated certificate of incorporation, also indemnifies to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, any predecessor of the Company or any subsidiary of the Company or serves or served at any other enterprise as a director or officer at the request of the Company, any predecessor to the Company or any subsidiary of the Company.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

·	prior to this time, the board of directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

·

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

·

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

●	any merger or consolidation involving the Company and the interested stockholder;

●	any merger or consolidation involving the Company and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company involving the interested stockholder;

●	any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder, subject to limited exceptions;

●	any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person.

Description of the Warrants

General

The following summary of the material features of our Warrants and certain provisions of Delaware law do not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, our bylaws, the warrant agreement, dated as of January 3, 2024 (the “Warrant Agreement”), between the Company and Computershare Inc. and Computershare Trust Company, N.A., as warrant agents, the DGCL and other applicable law. For additional detail about our Warrants, please refer to our amended and restated certificate of incorporation and bylaws, each as amended from time to time, copies of which are included as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023.

As of the date of distribution of the Warrants, January 3, 2024 , there were 16,894,704 Warrants issued and outstanding. Our Warrants are listed on the Nasdaq Capital Market under the symbol “SAVAW.”

Warrant Exercise Rate

Each Warrant represents the right to purchase from the Company one share of Common Stock (the “Basic Warrant Exercise Rate”) plus the Bonus Share Fraction (as defined below), if any as described below, for the applicable exercise date for cash at an initial exercise price of $33.00 (the “Exercise Price”) per Warrant, payable in U.S. dollars.

Until the Bonus Share Fraction Expiration Date (as defined below), a holder exercising its Warrants will receive, in addition to the Basic Warrant Exercise Rate, initially, an additional 0.5 of a Common Share for each Warrant exercised (subject to adjustment as described herein, the “Bonus Share Fraction”) without payment of any additional Exercise Price.

The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time (the “Bonus Share Expiration Date”) upon the earlier of (i) the first business day following the last day of the first 30 consecutive trading day period commencing on or after the distribution date in which the daily VWAPs (as defined in the Warrant Agreement) of the shares of Common Stock has been at least equal to the then applicable Bonus Share Expiration Trigger Price (as defined in the Warrant Agreement) for at least 20 trading days (whether or not consecutive) (the “Bonus Price Condition”) and (ii) the date specified by the Company upon not less than 20 business days’ notice. Any Warrant exercised with an exercise date after the Bonus Share Expiration Date will not be entitled to any Bonus Share Fraction.

The “Bonus Share Expiration Trigger Price” is initially $26.40, subject to certain adjustments described in the Warrant Agreement.

The Basic Warrant Exercise Rate plus any Bonus Share Fraction is referred to as the Warrant Exercise Rate. The Basic Warrant Exercise Rate, the Bonus Share Fraction and the Bonus Share Expiration Trigger Price are each subject to certain adjustments described in the “Anti-Dilution Adjustments” section below.

The Company will make a public announcement of the Bonus Share Expiration Date (i) prior to market open on the Bonus Share Expiration Date in the case of a Bonus Price Condition and (ii) at least 20 Business Days prior to such date, in the case of the Company setting a Bonus Share Expiration Date.

Expiration

Except as described below, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on November 15, 2024 (the “Expiration Date”).

Redemption

The Warrants are redeemable at the Company’s sole option at any time with a redemption date on or after April 15, 2024.

By public announcement only, the Company will provide at least 20 calendar days’ notice (the “Redemption Notice”) of the date selected for redemption (the “Redemption Date”). The redemption price upon any redemption shall equal to 1/10 of $0.01 per Warrant.

In the event of a redemption of the Warrants, Warrants will be exercisable until 5:00 p.m. New York City time on the business day immediately preceding the Redemption Date. The Warrants will not be exercisable after 5:00 p.m. New York City time on the business day immediately preceding the Redemption Date and will cease to be outstanding after the Redemption Date.

Exercise

All or any part of the Warrants may be exercised prior to the earlier of (x) 5:00 p.m. New York City time on the Expiration Date and (y) 5:00 p.m. New York City time on the Business Day prior to the Redemption Date by delivering a completed form of election to purchase shares of Common Stock, which contains certain representations by the holder of the Warrants, and payment of the Exercise Price in cash. Any such delivery that occurs on a day that is not a Business Day or is received after 5:00 p.m., New York City time, on any given Business Day will be deemed received and exercised on the next succeeding Business Day. Record owners of Warrants may exercise Warrants through the process established by the Warrant Agent. Indirect, “street name” holders of Warrants should contact their broker, bank or other intermediary for information on how to exercise Warrants.

If a registration statement is not effective at any time or from time to time, the right to exercise Warrants shall be automatically suspended until such registration statement becomes effective as described under “Registration and Suspension” below.

Upon delivery of Warrant Shares upon exercise of Warrants, the Company will issue such whole number of Warrant Shares as the exercising Warrant holder is entitled to receive.

Without the prior written consent of the Company (which consent may be withheld in the Company’s sole discretion), a holder will not be permitted to exercise Warrants for any shares of Common Stock, and the Company shall not be obligated to effect such exercise if, following such exercise, the holder (together with such holder’s affiliates, and any other persons acting as a group with such holder and its affiliates) would beneficially own 9.9% or more of the shares of Common Stock outstanding, including without limitation, through synthetic or derivative financial instruments that give effect to a direct or indirect ownership in the common stock of the Company (the “Ownership Limitation”). No consideration or repayment will be made to any holder as a result of an inability to exercise a Warrant in whole or in part because of such ownership limitations. The terms “beneficial ownership” and “group” shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of determining whether the Ownership Limitation has been reached, a holder may rely on the number of outstanding shares of Common Stock reflected in (x) the Company’s most recent periodic or annual report filed with the SEC or (y) any more recent notice published on the Company’s website.

Registration and Suspension

The Company has agreed in the Warrant Agreement to use commercially reasonable efforts to cause a shelf registration statement (including, at the Company’s election, an existing registration statement), to be filed pursuant to Rule 415 (or any successor provision) of the Securities Act, covering the issuance of shares of Common Stock to the Warrant holders upon exercise of the Warrants to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the earlier of the Expiration Date and the Redemption Date.

Anti-Dilution Adjustments

The Basic Warrant Exercise Rate shall be subject to adjustment, without duplication, upon the occurrence of certain events, including, among others, stock dividends payable in shares of Common Stock, stock splits, reclassifications and combinations, certain rights offerings to holders of shares of Common Stock, other distributions and spin-offs of securities to holders of shares of Common Stock, and cash dividends on shares of Common Stock, each as more fully described in the Warrant Agreement, except that the Company shall not make any such adjustments if each holder has the opportunity to participate, at the same time and upon the same terms as holders of the shares of Common Stock and solely as a result of holding the Warrants in any of the transactions described below, without having to exercise such holder’s Warrants, as if such holder held a number of shares of Common Stock equal to the product (rounded down to the nearest whole multiple of a share of Common Stock) of (i) the Warrant Exercise Rate in effect on the record date for such transaction and (ii) the number of Warrants held by it on such record date. The Bonus Share Fraction and the Bonus Share Expiration Trigger Price will be proportionately adjusted for any adjustment to the Basic Warrant Exercise Rate.

All adjustments to the Basic Warrant Exercise Rate shall be made by the Calculation Agent to the nearest whole multiple of 0.00001 (with 0.000005 being rounded upwards) share of Common Stock. Any adjustments described above shall be made successively whenever an event referred to therein shall occur.

Business Combinations and Reorganizations

In the event of a merger, consolidation, amalgamation, statutory share exchange or similar transaction that requires the approval of the Company’s shareholders (a “Business Combination”) or reclassification of Common Stock, other than a reclassification of Common Stock referred to in “Anti-Dilution Adjustments” above, the right of a Warrant holder to receive Common Stock upon exercise of a Warrant will be converted into the right to exercise a Warrant to acquire, per each Warrant, the number of shares or other securities or property (including cash) that a number of shares of Common Stock equal to the Warrant Exercise Rate (in effect at the time of such Business Combination or reclassification) immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification (the amount of such shares, other securities or property in respect of a share of Common Stock being herein referred to as a “Unit of Reference Property”). If the Business Combination causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then the composition of the Unit of Reference Property into which the Warrants will be exercisable will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock.